Exhibit 99.2


             OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR
                THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2002

References to "we", "us", "our", "Yell", and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries, except as otherwise indicated; and with respect to periods prior to 22 June 2001, these terms also refer to Yellow Pages and Yellow Book businesses and companies acquired from British Telecommunications plc ("BT"). References to "McLeod" or "Yellow Book West" are to McLeodUSA Media Group, Inc. and its subsidiaries acquired on 16 April 2002.

The following information should be read in conjunction with the unaudited financial information for the Yell Group as of and for the three and nine months ended 31 December 2002. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

The following discussion compares our aggregated results for the predecessor period from 1 April to 22 June 2001 and the successor period from 22 June to 31 December 2001 with our consolidated successor results for the nine months ended 31 December 2002. The predecessor combined results of the Yell Group for the periods up to and including 22 June 2001 represent an aggregation of the historical results of the Yellow Pages and Yellow Book businesses and companies, as if the Yell Group had been formed as a discrete operation throughout those periods. The successor consolidated results of the Yell Group represent a consolidation of the financial information of Yell Finance B.V. and its subsidiaries after the acquisition.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and a leading independent provider of classified directory advertising in the United States.

The Yell Purchase from BT

The Yell Group has operated as an independent group since 22 June 2001, the date the businesses and companies comprising the Yell Group were purchased from BT. The purchase has had a significant effect on the financial results for the periods following the purchase. In particular, we borrowed (pound)2,099.0 million to fund the purchase, which has led to a significant increase in interest payable. The (pound)1,235.9 million increase in goodwill has given rise to a significant increase in the amortisation charge. Taking into account the increased goodwill amortisation and the increased interest charge, including the non-cash accrual of interest payable to certain investors, we have reported net losses for periods following the purchase.

The Yellow Book West Acquisition

On 16 April 2002, we acquired McLeod, one of the largest independent directory publishers in the United States, for $600.0 million ((pound)417.0 million) plus expenses giving rise to $482.8 million ((pound)335.5 million) of goodwill. The results of operations of McLeod, which we now refer to as Yellow Book West, are included in our results from the date of acquisition on 16 April 2002.

The acquisition of Yellow Book West doubled our geographic footprint to approximately 520 markets in 38 states and Washington, DC. We believe that the integration of Yellow Book West into the Yell Group will allow us to continue, over time, to improve our sales force utilisation and management in contiguous or overlapping markets, achieve significant cost savings through an improvement in volume discounts for general expenses, such as paper, pre-press costs and printing, transfer the strengths and best practices of both Yell and Yellow Book East and provide a more attractive and broader base for high-value national advertisers. Yell has already begun during the first nine months of the financial year to see benefits of the acquisition, particularly with respect to cost savings, but we expect that most of the benefits will arise in later periods.

Although our US operations operate under one management team and we are in the process of integrating all of our US operations, some operational and financial information is currently presented separately for the Yellow Book East, formerly Yellow Book, and Yellow Book West geographic regions to highlight the effect of the Yellow Book West operations on the comparative presentations and discussions of financial and operational information. As a result of the integration between Yellow Book East and Yellow Book West, we expect to report all of our US operations as one business from the start of the 2004 financial year.

The Acquisition of National Directory Company

On 31 December 2002, we acquired National Directory Company ("NDC"), a leading independent publisher of Yellow Pages in the Southwestern United States, for $69.0 million ((pound)42.9 million). The acquisition resulted in goodwill of $48.2 million ((pound)30.0 million). The amount of goodwill reflects management's preliminary determination of the fair values to be recorded on that date. The results of a fuller evaluation of fair values and differences in accounting policies between NDC and Yell Group in the last quarter of the 2003 financial year is likely to require management to adjust the amount of goodwill in future periods. The acquisition gives us a significant profile in the service-based markets in which NDC operates. Following the Yellow Book West acquisition earlier in 2002, the NDC acquisition means that we have a US presence in 40 states and Washington, DC.

SUMMARY RESULTS

                                  THREE MONTHS ENDED 31                                NINE MONTHS ENDED
                                        DECEMBER                                          31 DECEMBER
                                ---------------------------                 --------------------------------------
                                   2001          2002       CHANGE                  2001(1)              2002       CHANGE
                                                             (%)                  AGGREGATED                          (%)
                                     ((POUND)IN MILLIONS)                                   ((POUND)IN MILLIONS)
------------------------------------------------------------------------------------------------------------------------------
Group turnover                      202.7      256.2         26.4%                  598.0                787.1        31.6%
Cost of sales                       (95.0)    (119.1)        25.4%                 (253.9)              (352.9)       39.0%
                               ----------------------------                 --------------------------------------
Gross profit                        107.7      137.1         27.3%                  344.1                434.2        26.2%
Distribution costs                   (5.4)      (8.1)        50.0%                  (16.5)               (25.6)       55.2%
Administrative costs                (78.0)     (90.8)        16.4%                 (221.4)              (279.5)       26.2%
                               ----------------------------                 --------------------------------------
OPERATING PROFIT BEFORE
EXCEPTIONAL ITEMS                    24.3       38.2         57.2%                  109.2                144.1        32.0%
Exceptional administrative
costs                                 -          -                                   (3.0)               (15.0)      400.0%
                               ----------------------------                 --------------------------------------
OPERATING PROFIT                     24.3       38.2         57.2%                  106.2                129.1        21.6%

==============================================================================================================================

Gross profit margin (%)              53.1%      53.5%                                57.5%                55.2%
EBITDA(2)                            50.7       69.1         36.3%                  170.9                219.7        28.6%
Adjusted EBITDA(3)                   50.7       69.1         36.3%                  173.9                234.7        35.0%
Adjusted EBITDA  margin (%)          25.0%      27.0%                                29.1%                29.8%

Cash inflow from operations          45.8       79.0         72.5%                  132.8                222.9        67.8%
     excluding exceptional
     items, less capital
     expenditures
Cash conversion (%)(4)               90.3%     114.3%                                76.4%               95.0%


----------------

(1) Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001 as analysed in the accompanying unaudited financial information.

(2) EBITDA comprises total operating profit, before depreciation and amortisation. The EBITDA disclosed here is not necessarily comparable to EBITDA disclosed by other companies because EBITDA is not uniformly defined. We believe that EBITDA is a relevant measure used by companies to assess performance which attempts to eliminate variances caused by the effects of differences in taxation, the amount and types of capital employed and depreciation and amortisation policies. EBITDA should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation, as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA and Adjusted EBITDA".

(3) Adjusted EBITDA comprises EBITDA as described above adjusted to exclude the expenses of the withdrawn initial public offering of (pound)15.0 million in the nine months ended 31 December 2002 (2001 - (pound)nil). Further, EBITDA has been adjusted to exclude the expenses of the management incentive plan of (pound)3.0 million in the nine months ended 31 December 2001 as the plan was terminated as part of the Yell Purchase. Adjusted EBITDA is not a measure of financial performance under UK GAAP. However we believe it is a relevant measurement with which to assess our underlying performance.

(4) Cash conversion represents cash inflow from operations, excluding exceptional items, less capital expenditures as a percentage of Adjusted EBITDA. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation, as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA and Adjusted EBITDA".

YELL GROUP OPERATIONAL INFORMATION


                                                                                        NINE MONTHS ENDED
                                                                                           31 DECEMBER
                                                                                   -----------------------------
                                                                                        2001           2002
                                                                                     AGGREGATED
                                                                                   ---------------- ------------
UK printed directories
Unique advertisers (units) (1)............................................               321,320        332,103
Number of directories published (units)...................................                    62             67
Unique advertiser retention rate (%) (2)..................................                    80             79
Turnover per unique advertiser ((pound))..................................                 1,184          1,221

US printed directories (Yellow Book East)(3)
Unique advertisers (units) (1) ...........................................               102,332        116,629
Number of directories published (units)...................................                   192            180
Unique advertiser retention rate (%) (2) .................................                    70             70
Turnover per unique advertiser ($)........................................                 2,614          2,696

US printed directories (Yellow Book West)
Unique advertisers (units) (1) ...........................................                     -        185,800
Number of directories published (units)...................................                     -            204
Unique advertiser retention rate (%) (2)..................................                     -             72
Turnover per unique advertiser ($)(4).....................................                     -          1,292

Other UK products and services
Yell.com page impressions for December (in millions) (5)..................                    22             30


-----------------

(1) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) Proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States this measure is based on unique directory advertisers. In 2002 we improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the first nine months of this financial year would be closely comparable to the rate disclosed for the same period in the prior financial year.

(3) Data for unique advertisers and turnover per unique advertiser differ from previously reported numbers following further integration of our Yellow Book East information systems which eliminated duplication in calculating the number of unique advertisers. This restatement has had no effect on the Group's reported earnings.

(4) The financial results of Yellow Book West have been included in the Yell Group's results from the date of its acquisition on 16 April 2002. Operational information for Yellow Book West is provided for the period from 16 April 2002, with the exception of turnover per unique advertiser which is based on the full nine months from 1 April 2002.

(5) A file or a combination of files sent to a user as a result of that user's request being received by the server.

TURNOVER

                                              THREE MONTHS ENDED 31                      NINE MONTHS ENDED
                                                    DECEMBER                               31 DECEMBER
                                            -------------------------            --------------------------------
                                                2001         2002      CHANGE          2001 (1)          2002       CHANGE
                                                                         (%)         AGGREGATED                       (%)
                                                ((POUND)IN MILLIONS)                          ((POUND)IN MILLIONS)
------------------------------------------- ------------------------- ---------- -------------------------------- ------------
UK printed directories:
      Yellow Pages                               110.1       118.9       8.0%               370.6         396.7      7.0%
      Business Pages                               -           -                             10.0           8.7    -13.0%
                                            ------------- -----------            --------------------- ----------
Total UK printed directories                     110.1       118.9       8.0%               380.6         405.4      6.5%
US printed directories
                                            ------------- -----------            --------------------- ----------
      Yellow Book East at constant
      exchange rates (2)                          81.5        85.0       4.3%               186.7         219.6     17.6%
      Exchange impact (2)                          -          (6.9)                           -           (14.7)
                                            ------------- -----------            --------------------- ----------
      Yellow Book East                            81.5        78.1      -4.2%               186.7         204.9      9.7%
      Yellow Book West                             -          47.6                            -           145.4
                                            ------------- -----------            --------------------- ----------
Total US printed directories                      81.5       125.7      54.2%               186.7         350.3     87.6%
Other UK products and services                    11.1        11.6       4.5%                30.7          31.4      2.3%
                                            ------------- -----------            --------------------- ----------
GROUP TURNOVER                                   202.7       256.2      26.4%               598.0         787.1     31.6%

=========================================== ============= =========== ========== ===================== ========== ============


-----------------

(1) Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.

(2) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange impact is the difference between the results reported at constant exchange rate and the actual results reported using current year exchange rates.

Group

Total Group turnover during the nine months increased by (pound)189.1 million, or 31.6%, compared to the same period last year, reflecting the Yellow Book West acquisition and increased turnover during the nine month period from UK printed directories and Yellow Book East.(1)

Excluding the turnover from Yellow Book West, total Group turnover increased by (pound)43.7 million, or 7.3%. This increase includes the negative exchange-rate effect of the stronger pound sterling on Yellow Book East's reported turnover. If Yellow Book East's turnover was included at prior year exchange rates, then total Group turnover (excluding Yellow Book West) would have grown by (pound)58.4 million or 9.8%.




-----------------------------
1 Throughout this report, unless otherwise indicated, references to "for the nine months" or the "nine-month period" are to the nine months ended 31 December 2002 and references to "last year" or the "prior period" are to the corresponding period in the previous financial year.

UK printed directories

Yellow Pages turnover for the nine months increased by 7.0%, or (pound)26.1 million, despite the new price cap(2) of RPI minus 6% which was in effect for the period.

This growth was the result of:

      o a further increase in the number of unique advertisers, from 321,320 to 332,103, as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 79% of existing customers. We attracted 71,466 new advertisers in the first nine months and are on track to meet our target of 100,000 new advertisers this financial year for the third successive year;

      o continuing strong advertiser yield driven by a 19.4% take-up by unique advertisers of colour advertising and initiatives such as "Move Up" and "Move In". "Move Up" offers discounts to advertisers trading up to larger advertisements, and "Move In", in addition to attracting additional customers, has provided additional turnover as compared to our previous programme by offering first-year advertisers discounts to take out larger advertisements. As a result, turnover per unique advertiser rose to (pound)1,221 from (pound)1,184 after the impact of price reductions;

In addition, we introduced five new directories through rescoping or redefining the geographic coverage of some of our directories, which we believe will allow us to attract new advertisers and additional advertising by aligning the geographic coverage of our directories more closely to the target market areas of our advertisers.

We will seek to continue to increase volumes and yield in the United Kingdom by pursuing innovative product initiatives. For example, the national roll-out of new offers to advertisers renewing for the first time to encourage retention began in October 2002.

For the full nine-month period Business Pages directories experienced a (pound)1.3 million decrease in turnover as compared to the prior period. No Business Pages directories were published in the third quarter. We have plans to address the reduction in sales in Business Pages.

US printed directories

Turnover from US printed directories almost doubled to (pound)350.3 million from (pound)186.7 million, reflecting a strong performance by Yellow Book East and the inclusion of Yellow Book West for the first time.


--------------------------
2 Pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we were required to cap the change in advertising rates charged through 31 December 2001 in our UK printed consumer classified directories by the UK Retail Price Index ("RPI") minus 2%. Effective from January 2002, we are required to cap the change in rates charged for advertising sold after that date in our UK printed consumer classified directories at RPI minus 6% for an expected period of four years from January 2002. During the nine months ended 31 December 2002, the average price of advertising in our Yellow Pages directories decreased by 4.4%, as compared to the same period of the prior year. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 62% and 50% of our Group turnover in the nine months ended 31 December 2001 and 2002, respectively.

Yellow Book East. Yellow Book East grew turnover by 9.7% as reported in pounds sterling from (pound)186.7 million to (pound)204.9 million. The results were affected by a weakening US dollar, which had a negative impact of (pound)14.7 million. On a constant US dollar basis, Yellow Book East turnover grew by (pound)32.9 million ($46.9 million), or 17.6%, comprising:

           o same-market growth(3) of 6.8% in the nine months, excluding the Manhattan directory which was directly affected by September 11, which contributed (pound)11.2 million ($16.0 million), or 35%, of the growth. Same-market growth including this directory was 5.7%. Three other directories contiguous to Manhattan, which were published in the first half of the financial year, were also affected by reduced cross-selling into Manhattan following September 11;

           o the strong performance of three new launches and two books in their first year following prototype publication last year, which together contributed (pound)12.6 million ($18.0 million), or 39%, of the growth;

           o an additional (pound)6.3 million ($9.0 million) in revenues, or 19%, of the growth from rescopes which could not be included in same-market growth as the original directories did not cover materially the same geographic scope;

           o the planned movement of books, as previously reported, primarily from the third quarter to the second quarter, so as to achieve a smoother production schedule had a (pound)1.8 million ($2.5 million) positive net effect in the nine month period, but had a negative (pound)7.7 million ($11.0 million) effect in the third quarter; and

           o first time publication of certain directories following their acquisition contributed an additional (pound)1.0 million ($1.4 million).

The 14.0% increase in the number of unique advertisers from 102,332 to 116,629 reflects same-market growth and new launches, as well as the rescheduling of books. Average turnover per unique advertiser grew 3.1% from $2,614 to $2,696.

Yellow Book West. Turnover from the acquired McLeod operations was (pound)145.4 million for the period from its acquisition on 16 April 2002 through 31 December 2002. Same-market growth during this period for the Yellow Book West directories was 2.1%. Yellow Book West's contribution to Yell's turnover during the period was still largely the result of sales made by the McLeod sales organisation prior to or shortly after the McLeod acquisition by Yell. The results therefore do not reflect the benefit of integration with the Yellow Book East sales organisation, which we do not expect to come through before the first quarter of the 2004 financial year.


-----------------------
3 Same-market growth is derived by comparing the turnover from directories (including rescoped directories) that we published in a period with turnover from these same directories or predecessor directories covering substantially the same geographic area published in the previous publishing cycle, which is not necessarily the same period in the prior financial year. Rescoped directories are directories where we redefined the geographic boundaries covered by one or more directories, which could include replacing one directory with multiple directories or combining multiple directories into fewer directories.

Other UK products and services

Turnover from other products and services during the nine months increased by (pound)0.7 million, or 2.3% compared to last year. This was due primarily to growth in Yell.com, our online directory service, which grew from (pound)10.6 million in the prior year to (pound)14.8 million during the nine months ended 31 December 2002. Growth in Yell.com more than offset a decline in turnover from Talking Pages and Yell Data.

COST OF SALES

                                           THREE MONTHS ENDED 31                      NINE MONTHS ENDED
                                                  DECEMBER                               31 DECEMBER
                                          -------------------------              -----------------------------
                                             2001         2002        CHANGE         2001(1)         2002        CHANGE
                                                                        (%)        AGGREGATED                      (%)
                                              ((POUND)IN MILLIONS)                          ((POUND)IN MILLIONS)
----------------------------------------- ------------------------- ------------ ----------------------------- ------------
UK printed directories:
      Yellow Pages                             43.7         46.7       6.9%           131.8          141.3         7.2%
      Business Pages                            -            -                          3.4            2.9       -14.7%
                                          ------------ ------------              ---------------- ------------
Total UK printed directories                   43.7         46.7       6.9%           135.2          144.2         6.7%
US printed directories
                                          ------------ ------------              ---------------- ------------
      Yellow Book East at
      constant exchange rates (2)              45.7         45.8       0.2%           105.6          122.8        16.3%
      Exchange impact(2)                        -           (3.7)                       -             (8.1)
                                          ------------ ------------              ---------------- ------------
      Yellow Book East                         45.7         42.1      -7.9%           105.6          114.7         8.6%
      Yellow Book West                          -           25.0                        -             81.9
                                          ------------ ------------              ---------------- ------------
Total US printed directories                   45.7         67.1      46.8%           105.6          196.6        86.2%

Other UK products and services                  5.6          5.3      -5.4%            13.1           12.1        -7.6%
                                          ------------ ------------              ---------------- ------------
Total cost of sales                            95.0        119.1      25.4%           253.9          352.9        39.0%
========================================= ============ ============ ============ ================ ============ ============


----------------

(1) Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.

(2) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rate and the actual results reported using current year exchange rates.

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

In general, we recognise the cost of sales for each directory on completion of delivery of that directory.

Total cost of sales during the nine months increased by (pound)99.0 million compared to last year. The acquisition of McLeod accounts for (pound)81.9 million of the increase.

The (pound)9.0 million, or 6.7%, increase in cost of sales for UK printed directories reflected higher advertisement volumes and increases in printing and production costs associated with the introduction of colour into our Yellow Pages directories. As a percentage of turnover from UK printed directories, cost of sales for UK printed directories was 35.6%, as compared to 35.5% for the corresponding period in the prior financial year.

The (pound)9.1 million, or 8.6%, increase in cost of sales for Yellow Book East directories was due to increased selling costs associated with revenue growth and a reclassification of certain administrative costs to align policies across the Yell Group. Yellow Book East's cost of sales for the third quarter as reported in pounds sterling was positively affected by a weakening US dollar, which had an impact of (pound)8.1 million. Cost of sales for Yellow Book East directories as a percentage of related turnover was 56.0%, as compared to 56.6% for the corresponding period in the prior financial year.

We continue to realise synergies arising from the Yellow Book West acquisition, particularly in paper and printing and binding costs where we have achieved estimated savings to date of approximately (pound)4.7 million ($7.2 million).

Cost of sales for other products and services during the nine months ended 31 December 2002 was (pound)1.0 million lower than during the same period in the prior year.

Our consolidated bad debt expense was (pound)44.7 million or 5.7% of Group turnover in the nine month period as compared to (pound)32.3 million or 5.4% last year. The (pound)12.4 million increase is mainly due to the acquisition of Yellow Book West. The charge for UK bad debts was 4.3% of UK printed directories and other products and services turnover compared to a 4.0% charge last year. The US bad debt expense was 7.4% of US printed directories turnover as compared to 8.4% last year. Historically, the US bad debt expense as a percentage of turnover has been higher than in the United Kingdom due to different market dynamics.

GROSS PROFIT AND GROSS PROFIT MARGIN


                                             THREE MONTHS ENDED 31                     NINE MONTHS ENDED
                                                    DECEMBER                              31 DECEMBER
                                            -------------------------            ------------------------------
                                               2001         2002       CHANGE         2001(1)          2002        CHANGE
                                                                         (%)       AGGREGATED                        (%)
                                                ((POUND)IN MILLIONS)                         ((POUND)IN MILLIONS)
------------------------------------------- ------------ ------------ ---------- ------------------- ---------- --------------
UK printed directories:
      Yellow Pages                               66.4         72.2       8.7%               238.8       255.4        7.0%
      Business Pages                              -            -                              6.6         5.8      -12.1%
                                            ------------ ------------            ------------------- ----------
Total UK printed directories                     66.4         72.2       8.7%               245.4       261.2        6.4%
US printed directories
                                            ------------ ------------            ------------------- ----------
      Yellow Book East at
      constant exchange rates (2)                35.8         38.0       6.1%                81.1        95.3       17.5%
      Exchange impact (2)                         -           (2.0)                           -          (5.1)
                                            ------------ ------------            ------------------- ----------
      Yellow Book East                           35.8         36.0       0.6%                81.1        90.2       11.2%
      Yellow Book West                            -           22.6                            -          63.5
                                            ------------ ------------            ------------------- ----------
Total US printed directories                     35.8         58.6      63.7%                81.1       153.7       89.5%
Other UK products and services                    5.5          6.3      14.5%                17.6        19.3        9.7%
                                            ------------ ------------            ------------------- ----------
GROSS PROFIT                                    107.7        137.1      27.3%               344.1       434.2       26.2%
=========================================== ============ ============ ========== =================== ========== ==============

GROSS PROFIT MARGIN (%)
      Yellow Pages                               60.3         60.7                           64.4        64.4
      Business Pages                              -            -                             66.0        66.7
      Yellow Book East                           43.9         46.1                           43.4        44.0
      Yellow Book West                            -           47.5                            -          43.7
      Other UK products and services             49.5         54.3                           57.3        61.5
GROUP TOTAL (%)                                  53.1         53.5                           57.5        55.2
=========================================== ============ ============ ========== =================== ========== ==============



-----------------

(1) Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.

(2) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rate and the actual results reported using current year exchange rates.

The decrease in gross profit as a percentage of Group turnover from 57.5% last year to 55.2% in the current period reflected principally the changing geographic mix of our operations resulting from the increased contribution of our US business.

Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. During the period over 51% of our turnover came from our UK printed directories business, compared to over 63% last year.

In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins and our Group gross profit margin reflects this effect and will continue to reflect it to the extent our US operations continue to form an increasing portion of the geographical mix of our business.

We do however expect our gross profit margin to increase over time as we increase our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins as our US operations become more established.

DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

We incurred distribution costs of (pound)25.6 million during the nine month period (3.3% of Group turnover) compared to (pound)16.5 million (2.8% of Group turnover) last year. Approximately (pound)9 million of this increase is due to the inclusion of Yellow Book West, which has historically incurred distribution costs at a higher percentage of its turnover than the UK and Yellow Book East businesses.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses.

Administrative costs increased by (pound)58.1 million, or 26.2%, from (pound)221.4 million last year to (pound)279.5 million in the current period. The increase was largely due to:

o a (pound)24.3 million increase in the amortisation of goodwill following the Yell Purchase and Yellow Book West acquisition; and

o the expensing of(pound)15.0 million of costs incurred for the withdrawn initial public offering of our parent company; offset by

o a(pound)3.0 million reduction in US management incentive scheme costs for a scheme that was terminated on 22 June 2001.

Excluding the effect of these items, administrative expenses increased by (pound)21.8 million or 10.0%.

The inclusion of Yellow Book West, excluding amortisation expenses, accounted for (pound)35.6 million of this increase. This was partially offset by lower administrative expenses in Yellow Book East due to the reclassification of certain administrative costs as costs of sales to align policies across the Yell Group - as referred to above.

We expect UK administrative expenses to increase in the last quarter, compared to the level in each of the first three quarters due to heavier planned marketing expenditure.

GROUP OPERATING PROFIT, EBITDA AND ADJUSTED EBITDA


                                             THREE MONTHS ENDED 31                     NINE MONTHS ENDED
                                                    DECEMBER                              31 DECEMBER
                                            -------------------------            ------------------------------
                                               2001         2002       CHANGE         2001(1)          2002       CHANGE
                                                                         (%)        AGGREGATED                      (%)
                                                 ((POUND)IN MILLIONS)                     ((POUND)IN MILLIONS)
------------------------------------------- ------------------------- ---------- ------------------------------ ------------
GROUP OPERATING PROFIT                           24.3        38.2         57.2%             106.2       129.1       21.6%
Goodwill amortisation                            21.2        25.0         17.9%              49.4        73.7       49.2%
Depreciation                                      5.2         5.9         13.5%              15.3        16.9       10.5%
                                            ----------- -------------            ------------------- ----------

EBITDA                                           50.7        69.1         36.3%             170.9       219.7       28.6%

                                            =========== =============            =================== ==========
UK operations                                    34.3        40.7         18.7%             148.7       165.9       11.6%
                                            ----------- -------------            ------------------- ----------
Yellow Book East at                              16.4        23.2         41.5%              25.2        49.1       94.8%
constant exchange rates (2)
Exchange impact (2)                               -          (2.0)                            -          (3.7)
                                            ----------- -------------            ------------------- ----------
Yellow Book East                                 16.4        21.2         29.3%              25.2        45.4       80.2%
Yellow Book West                                  -           7.2                             -          23.4
Exceptional items                                 -           -                              (3.0)      (15.0)     400.0%
GROUP EBITDA                                     50.7        69.1         36.3%             170.9       219.7       28.6%
                                            ============ ============            =================== ==========
UK operations                                    34.3         40.7        18.7%             148.7       165.9       11.6%
Yellow Book East                                 16.4         21.2        29.3%              25.2        45.4       80.2%
Yellow Book West                                  -            7.2                            -          23.4
ADJUSTED EBITDA                                  50.7         69.1        36.3%             173.9       234.7       35.0%
                                            ============ ============            =================== ==========
ADJUSTED EBITDA MARGIN (%)
      UK operations                              28.3         31.2                           36.2        38.0
      Yellow Book East                           20.1         27.1                           13.5        22.2
      Yellow Book West                            -           15.1                            -          16.1
      Group total                                25.0         27.0                           29.1        29.8


-----------------

(1) Includes the predecessor results through 22 June 2001 and the successor results through 31 December 2001.

(2) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the equivalent period. Exchange impact is the difference between the results reported at constant exchange rate and the actual results reported using current year exchange rates.

The increase in operating profit reflects the acquisition of Yellow Book West and the growth in earnings of our other printed directories businesses, offset in part by the increased goodwill amortisation and the costs associated with the withdrawn initial public offering.

EBITDA, which we calculated by excluding from our operating profit the effect of the goodwill amortisation and depreciation, increased by 28.6% in the nine month period compared to last year, and Adjusted EBITDA, which we calculate by further excluding the costs associated with the withdrawn initial public offering of our parent company and, in the prior year, the costs of the terminated US management incentive scheme, increased by 35.0% in the same period compared to the prior year.

The acquisition of McLeod was the most important factor leading to growth in Adjusted EBITDA, followed by increases attributable to Yellow Book East and the UK operations. Excluding the Adjusted EBITDA from Yellow Book West, our Group Adjusted EBITDA increased by (pound)37.4 million, or 21.5%.

EBITDA growth from the UK operations reflects growth in earnings of our directories and the move into profitability of Yell.com, which were offset in part by a decline in other products. Yell.com reported EBITDA of (pound)0.2 million for the nine month period as compared to a loss of (pound)8.2 million last year.

Adjusted EBITDA from Yellow Book East for the nine month period increased by (pound)20.2 million compared to last year. The Adjusted EBITDA margin for Yellow Book East increased to 22.2% from 13.5% last year, as we focussed on increasing the benefit and yield from our prior directory investments. We increased the profitability of our directories by leveraging off our existing operations and administrative cost base to yield additional turnover from our directories without a corresponding increase in costs. The increases in Adjusted EBITDA and related margins also reflected the absence of the costs of prototype launches and of one-off costs of running parallel pre-press activities during migration to a new supplier which were incurred in the previous period.

NET INTEREST PAYABLE

Net interest expense in the nine month period was (pound)182.1 million compared to (pound)115.8 million last year. The increase was primarily due to increased borrowings in connection with the Yell Purchase and Yellow Book West acquisition. Net interest expense comprised (pound)105.6 million of net interest paid or to be paid within a six-month period, (pound)62.6 million of cash interest rolled-up into our long term debt and (pound)13.9 million of amortised financing costs.

TAX ON PROFIT ON ORDINARY ACTIVITIES

Taxation of (pound)11.3 million incurred during the period from 1 April to 22 June 2001 primarily arose as UK corporation tax on the results of our UK operations. Taxation of (pound)5.6 million for the nine months ended 31 December 2002 and (pound)3.1 million during the period from 22 June to 31 December 2001 includes the effect of treating goodwill amortisation as a non-allowable charge for purposes of determining UK corporation tax. Our future taxation charge will depend on our taxable income in the United Kingdom and United States.

NET PROFIT (LOSS)

Our net loss of (pound)58.6 million for the nine month period and net loss of (pound)24.0 million last year are significantly affected by the amortisation of goodwill arising from the purchase of the Yell Group from BT and the capital structure put in place at the time of the purchase. We believe Adjusted EBITDA as discussed above, and cashflow from operating activities as discussed below, are more relevant measures than net profit (loss) in determining our ability to make interest payments and scheduled debt repayments.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions which we have funded through a combination of borrowings, cash from contributions from our sponsors and cashflows from operations, we fund our existing business largely from cash flows generated from our operations. In addition, we have access to a (pound)100.0 million revolving credit facility as part of the senior credit facilities, of which (pound)2.0 million had been drawn down at 31 December 2002.

Cash Flows

                                                                              COMBINED                  CONSOLIDATED
                                                                           (PREDECESSOR)                (SUCCESSOR)
                                                                        ----------------------------------------------------------
                                                    THREE MONTHS ENDED        1 APRIL TO        22 JUNE TO     NINE MONTHS ENDED
                                                       31 DECEMBER          22 JUNE 2001       31 DECEMBER        31 DECEMBER
                                                        ----------          ------------       -----------        ------------
                                                      2001        2002                             2001               2002
                                                                                 ((POUND) IN MILLIONS)
----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities            49.6         75.6           37.6             106.4              221.5
Net cash outflow from returns on                    (19.3)       (33.6)          (8.8)           (105.2)            (113.6)
investments and servicing of finance
Taxation                                             (0.1)        (2.7)           -                (0.4)             (10.3)
Net cash outflow for capital   expenditure and       (4.1)       (46.6)         (16.9)         (1,912.1)            (478.2)
acquisitions
----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow (outflow) before financing           26.1         (7.3)          11.9          (1,911.3)            (380.6)
Net cash (outflow) inflow from financing              -          (79.1)          12.4           2,002.3              303.3
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                      26.1        (86.4)          24.3              91.0              (77.3)
==================================================================================================================================


Our net cash inflow from operating activities for the nine months ended 31 December 2002 was (pound)221.5 million, compared with an inflow of (pound)144.0 million last year. The inclusion of Yellow Book West contributed to (pound)29.8 million of the increase in cash flow.

The remaining improvement was driven by improved profitability and collections of accounts receivable in the United States and the United Kingdom. Yellow Book West is now also able to take full advantage of normal credit terms as compared to earlier when it was required to adhere to early payment terms following the Chapter 11 filing of McLeodUSA, its former parent company, which had a one-off benefit to cash flows in the period. Net cash inflow from operating activities for the nine month period included (pound)13 million of expenses paid for the parent company's withdrawn initial public offering. We expect to pay an additional (pound)2 million to settle all bills related to the parent company's withdrawn initial public offering.

We expect the level of cash generation from the United States to slow down in the last quarter of the financial year, as a result of increases in working capital associated with higher expected turnover. The maturing of our directories portfolio also contributed to the strong net cash inflow, as fewer new launches than in the previous period had a positive impact on working capital.

Net cash outflow from returns on investments and servicing of finance for the nine month period principally comprises net interest payments of (pound)97.5 million, fees of (pound)11.8 million paid to acquire financing for the acquisition of McLeod, and fees of (pound)4.3 million paid to refinance our bridge loan.

Net cash outflow for capital expenditures and financial investment comprises capital expenditure on fixed assets and purchases of subsidiary undertakings, net of cash acquired. Capital expenditure was (pound)11.6 million compared to (pound)22.9 million last year which included a one-off (pound)11.7 million paid for assets transferred from BT.

On 22 June 2001, the successor Yell Group purchased the predecessor Yell Group from BT. The cash amounts paid on that date totalled (pound)1,922.0 million. We made another acquisition in the United States for (pound)6.5 million ($9.3 million) in a separate transaction on 29 June 2001.

On 16 April 2002 we purchased McLeod for $600.0 million ((pound)417.0 million) plus expenses of $25.0 million ((pound)17.4 million). We financed the McLeod acquisition through $250.0 million ((pound)173.7 million) of senior bank financing and a $250.0 million ((pound)173.7 million) bridge facility together with $88.4 million ((pound)61.4 million) of additional funds in the form of equity and subordinated non-cash pay loans from our existing investors and $37.3 million ((pound)25.9 million) of unrestricted cash from our available cash balances. As a result, our overall borrowings before the offset of finance costs increased by approximately (pound)408 million.

On 12 November 2002, we repaid the $250 million borrowed under the bridge facility. We funded this repayment through $123.5 million of increased borrowings under term loans and the balance from our cash on hand. As a result of this refinancing, we paid fees of (pound)4.3 million in the third quarter and have included within our interest charge approximately (pound)8.5 million for the fees associated with the bridge loan.

On 31 December 2002 we purchased NDC for $69 million ((pound)42.9 million). We financed the NDC acquisition through operating cashflows within the group. We utilised (pound)2.0 million of the revolving credit facility to fund operational expenses after using cash on hand to fund the NDC acquisition.

We made principal repayments on 30 September 2002, totalling (pound)26.4 million.

Capital Resources

At 31 December 2002, we had cash of (pound)21.8 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of (pound)2,368.7 million at 31 December 2002 as detailed in the table below.

                                                        ((POUND) IN MILLIONS)
Long-term loans and other borrowings
           Term Loan A                                            574.5
           Term Loan B                                            175.0
           Term Loan C                                            240.7
           Term Loan D                                            155.2
           Senior Sterling Notes due 2011                         250.0
           Senior Dollar Notes due 2011                           124.2
           Senior Discount Dollar Notes due 2011                  112.1
Subordinated shareholder loan                                     797.4
Revolving facility                                                  2.0
Other                                                               1.3
                                                        -------------------
Total debt                                                      2,432.4
Unamortised financing costs                                       (41.9)
Cash at bank                                                      (21.8)
                                                        -------------------
NET DEBT AT END OF THE PERIOD                                   2,368.7
                                                        ===================


We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. We anticipate that we will have to refinance in part the repayment of the senior notes at maturity. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA", as defined in the senior credit facilities), cash flow to total debt service, EBITDA (as defined in the senior credit facilities) to net cash interest payable and total net debt to EBITDA (as defined in the senior credit facilities) and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. We have reported that we maintained the financial ratios for the quarter ended 31 December 2002 in compliance with these debt covenants.

OTHER MATTERS

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than employee incentive arrangements that are triggered upon a change in ownership and the interest rate hedges discussed below.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities, we are required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. We have hedged at 31 December 2002 some 90% of the indebtedness under the senior credit facilities for nine months using interest rate swaps and 50% for the following 18 months. At 31 December 2002, we had (pound)23.9 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" for US GAAP.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the dollar and the pound sterling will affect the translation of the results of our US operations into pounds sterling. We do not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice. The dilution of our earnings reported in pounds sterling as a result of the weakening of the US dollar is partially offset by a natural hedging within the Group as a result of us having a significant amount of debt denominated in US dollars.

At 31 December 2002, we had (pound)581.2 million of borrowings denominated in dollars and (pound)1,252.6 million of borrowings that accrue interest at variable rates, before taking into account hedging arrangements. As of 31 December 2002, taking into account the hedging arrangements, if the annualised variable interest rates had been 1.0% higher or lower with no change in exchange rates, our interest charge would vary by approximately (pound)0.3 million per quarter higher or lower, respectively, taking into account our hedging arrangements, or (pound)3.1 million per quarter higher or lower, respectively, without taking into account hedging arrangements. Further, taking into account our US dollar-denominated liabilities, if the average dollar/pound sterling exchange rate during the nine months had been $1.68 to (pound)1.00, for example, instead of $1.528 to (pound)1.00, the approximate rate effective for the nine months ended 31 December 2002, then our interest charge for the nine month period would have been approximately (pound)3.1 million lower.

Recent US GAAP Accounting Pronouncements

In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No 141 "Business Combinations" ("SFAS 141"), which supersedes APB Opinion No 16 "Business Combinations" and Statement of Financial Accounting Standards No 38 "Accounting for Pre-acquisition Contingencies of Purchased Enterprises". SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. SFAS 141 is required to be applied for all business combinations initiated after 30 June 2001. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

Also in June 2001, the FASB issued Statement of Financial Accounting Standards No 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires the discontinuance of goodwill amortisation. In addition, SFAS 142 includes certain provisions regarding the reclassification of certain existing recognised intangibles as goodwill, reassessment of the useful lives of existing recognised intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The Yell Group adopted the Standard on 1 April 2002, and the effects of the adoption are presented in the notes to the financial information for Yell Group plc. Upon adoption the Yell Group completed its impairment tests of goodwill as of 1 April 2002 and determined that the goodwill balances were not impaired. Also upon adoption the Yell Group evaluated its depreciable intangible assets and determined that their remaining useful lives were appropriate.

In August 2001, the FASB issued Statement of Financial Accounting Standards No 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

Also in August 2001, the FASB issued Statement of Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of any entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. Adoption of this statement did not have a material impact on the Group's financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No 145 "Recission of FASB Statements No 4, 44 and 64, Amendment of FASB Statement No 13 and Technical Corrections" ("SFAS 145"). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. SFAS 145 is effective for fiscal years beginning after 15 May 2002; however, certain sections are effective for transactions occurring after 15 May 2002.

In July 2002, the FASB issued Statement of Financial Accounting Standards No 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for fiscal years beginning after 31 December 2002. The Group does not expect the adoption of this standard to have a material effect on its financial statements.

In December 2002, the FASB issued Financial Accounting Standards No 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). This Statement amends SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No 28 Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The Group does not expect the adoption of SFAS 148 to have a material impact on its financial position, earnings or cash flows as it does not currently intend to adopt SFAS 123.

Critical Accounting Policies

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the US Securities and Exchange Commission ("SEC") on 19 July 2002. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

Consolidated Results of Our Parent Company

We have included certain combined and consolidated financial information of our parent company, Yell Group plc and its subsidiaries, as an appendix to the condensed combined and consolidated financial information of Yell Finance B.V., in order to highlight differences between what our parent company would report using UK presentational conventions and what we would report using US reporting conventions and to satisfy the requirements of our parent company to produce a UK GAAP to US GAAP reconciliation.

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches, revenue and cost synergies and the markets in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the SEC on 19 July 2002 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.